Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545
Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

April 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE Washington, DC 20549

Attn:	Patrick Fullem
Asia Timmons-Pierce
Jeff Gordon
Andrew Blume

Re:	Interactive Strength, Inc.
Registration Statement on Form S-1
Filed March 29, 2023 (File No. 333-269246)
CIK No. 0001785056

Ladies and Gentlemen:

On behalf of Interactive Strength Inc. (the “Registrant” or the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated April 11, 2023 (the “Comment Letter”), relating to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1, filed on March 29, 2023 (the “Registration Statement”). The Registrant is concurrently filing herewith Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Registration Statement. Capitalized

VIA EDGAR

terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No.3 to Registration Statement on Form S-1 filed March 29, 2023

Use of Proceeds, page 89

1.

We note your disclosure that you expect to use a portion of the net proceeds to repay amounts outstanding under senior secured notes. Please revise to disclose in this section the amount of proceeds that you intend to use for repayment of debt. Also, disclose the interest rates and maturity dates of the debt. To the extent the debt was incurred within one year, describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure under “Use of Proceeds” in the Amended Registration Statement to specify that the Registrant anticipates using $2.0 million of the net proceeds from the offering to repay in full the principal amount outstanding under the senior secured notes issued in the Bridge Note Financing, and to disclose that the maturity dates of the senior secured notes are the earlier of: (i) May 15, 2023; or (ii) if the offering is closed on or before May 15, 2023, five business days thereafter. The Registrant supplementally confirms that the senior secured notes do not bear any interest and that in lieu of thereof, the Registrant issued warrants to the noteholders as disclosed on page 15 and elsewhere in the Amended Registration Statement. In response to the Staff’s comment, similar disclosure regarding the issuance of warrants in lieu of interest on the senior secured notes has been added under “Use of Proceeds.” Disclosure has also been added under “Use of Proceeds” to clarify that the proceeds from the Bridge Note Financing provided short-term liquidity and were used for general corporate purposes, including working capital, sales and marketing activities, and general and administrative matters. Conforming disclosure regarding the foregoing has also been added under “The Offering – Use of Proceeds.”

Report of Independent Registered Public Accounting Firm, page F-2

2.	We note that the audit report dated March 29, 2023 is unsigned. Please provide a signed audit report as required by Rule 2-02(a) of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and confirms that the signed audit report has been included on page F-2 of the Amended Registration Statement.

VIA EDGAR

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:    Trent Ward